EXHIBIT 21

List of Subsidiaries	State of Incorporation or Organization
Gold Mountain Development, LLC *	Colorado

BlackHawk Gold Ltd. *	Colorado

Blue Diamond Resorts, Inc. *	Nevada

Goldfield Resources, Inc. *	Nevada

Nevada Gold Tulsa, Inc. *	Texas

Dry Creek Casino, LLC (69% ownership)	Texas

Route 66 Casinos, LLC (51% ownership)	Nevada

Sunrise Land & Mineral Corporation (50% ownership)	Nevada

Restaurant Connections International, Inc.	Nevada
(30% ownership)

*      Indicates wholly-owned subsidiary.